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                                  May 22, 1997

VIA EDGAR TRANSMISSION
----------------------
Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business Policy
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Attention: Edsel Guydon, Esq.
Mail Stop 7-8

Re:       Osmotics Corporation
          Withdrawal of Registration Statement on Form 8-A
          File No. 000-22301
          ------------------

Dear Ladies and Gentlemen:

     In February 1996, Osmotics Corporation (the "Company") filed Amendment No. 2 to its Registration Statement on Form SB-2 (File No. 333-5306-D) (the "Form SB-2") to register shares of its Common Stock under the Securities Act of 1933, as amended, in anticipation of its underwritten initial public offering (the "Offering"). Today, by separate EDGAR transmission, the Company filed Amendment No. 3 to the Form SB-2, to reflect changes in the Offering structure from a firm commitment underwriting to a best efforts underwriting within a stated range, the minimum of which is to be on an "all or nothing, best efforts" basis. Amendment No. 3 also supplied financial information for the first quarter of 1997.

     In connection with the Offering, the Company filed the above-described Registration Statement on Form 8-A (the "Form 8-A") on March 26, 1997 to register its class of Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Section 12(g)(1) of the Exchange Act provides that a Registration Statement on Form 8-A becomes effective 60 days after filing. With regard to the Company's Form 8-A, this 60-day period expires on May 25, 1997. The Company understands that, because of accounting review, the Staff does not expect to have comments on the Form SB-2 before this date.

     Because the Company intends to become a Reporting Company only in connection with the Offering, the Company does not wish the Form 8-A to become effective until the Form SB-2 is declared effective by the Staff. In view of the Exchange Act timing provisions, the Company hereby withdraws the Form 8-A and requests confirmation from the Staff of the effectiveness of
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Securities and Exchange Commission
May 22, 1997
Page 2



this withdrawal. The Company will, in the near future, file a new Registration Statement on Form 8-A to register its Common Stock under the Exchange Act in connection with the Offering.

     If you have any questions concerning this request, or if we may be of further assistance, please do not hesitate to contact me at (415) 858-7280, or Kevin Kelso at (415) 858-7600.

                                                 Very truly yours,

                                                 /s/ Mark Porter

                                                 Mark Porter


cc:  Mr. Steven Porter
     Mr. Robert Scott
     Alan I. Annex, Esq.
     C. Kevin Kelso, Esq.
     Mark A. Leahy, Esq.